Hoverink Biotechnologies, Inc.

1801 Century Park East., 24th Floor

Los Angeles, California 90067

December 20, 2018

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance

100 F Street, NE Washington, D.C. 20549

Re: Hoverink Biotechnologies, Inc. Registration Statement on Form S-1 (File No. 333-228920)

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-1 ( File No. File No. 333-228920 ) filed by Hoverink Biotechnologies, Inc. on December 20, 2018:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact our counsel Counsel/Attorney:

John Thomas

John D. Thomas P.C.

11650 South State St.

Suite 240

Draper, UT 84020

+1 (801) 816-2536 direct

jthomas@acadiagrp.com

Kind regards,

/s/ Debbie M. Carter
Debbie Carter
Chief Executive Officer